Exhibit 99.3

Independent Research Firm Names NICE inContact CXone a Leader in Cloud
Contact Center Evaluation

CXone ranks top in both current offering and strategy, earns highest possible scores in 29 of the 33 criteria

SALT LAKE CITY, August 26, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, has been recognized as a leader for Cloud Contact Centers by Forrester Research. The Forrester Wave™: Contact-Center-As-A-Service (CCaaS) Providers, Q3 2020 report identifies CXone among the most significant cloud contact center platforms in the market, with CXone receiving the highest possible score in the “market presence” category and securing top ranking in the “current offering” and “strategy” categories.

NICE inContact CXone earned the highest possible scores in 29 of the 33 criteria used by Forrester to evaluate 10 of the most significant cloud contact center vendors.

Forrester Wave author Art Schoeller, vice president and principal analyst, noted the following in the report: “As on-premises contact center (CC) software becomes outdated and less effective, integrated CCaaS suites improve omnichannel and workforce optimization (WFO) — as well as enable a broader range of AI applications.”

For companies seeking a cloud contact center provider, Forrester’s independent research provides in-depth analysis and insights to aid in the decision-making process. According to the Forrester Research report: “NICE inContact lights it up with best-in-class WFO, a broad channel mix, and scale.” The report continues: “Shortlist NICE inContact when seeking innovative customer experiences across a wide set of channels with strong agent management capabilities.”

In addition to receiving the highest possible score in the “market presence” category and being top-ranked in the “current offering” and “strategy” categories, CXone was also among the highest scores in six of seven evaluated criteria within the Strategy category, including “product vision,” “execution road map,” “customer success,” and “partner ecosystem.”

Schoeller wrote, “Today’s vibrant contact center market is defined by a shift to multitenancy, integrated suites that overlay customer interaction management, self-service, embedded AI, and enhanced workforce optimization. These elements have come together to lay the groundwork for change and differentiation in the CCaaS market.”

CXone received top scores in Current Offering, including “routing algorithms,” “quality monitoring,” “contextual data management,” and “text and speech analytics.”

CXone was also among the highest scores in 17 of 24 evaluated criteria in Current Offering, including:

•	High reliability

•	Number of customer service agents (users)

•	User experience strategy and design

•	Analysis tools

•	Omnichannel agent desktop

•	Breadth of CRM integration capabilities

•	Workforce management

•	Support for agent-assisted touchpoints

•	Support for self-service capabilities

“Our position as a leader in this evaluation is no accident,” said Paul Jarman, NICE inContact CEO. “We believe it’s the result of our pioneering efforts in innovation and our unwavering commitment to partner with our customers to help them build customer relationships that last. This recognition from Forrester Research is, in our opinion, a testament to our ongoing dedication to delivering agility and seamless customer experiences for contact centers of all sizes.”

To read the full Forrester report click here.

About NICE inContact

NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Engagement, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.